PHARMD LIVE

PharmD Live (PDL) Investor Summary

July 2020

Notice – This presentation is in itself not an offer to sell securities, it is a presentation of the PharmD Live Corporation Business Plan, and as such is subject to change. Investment decisions should be made only after careful review of any Private Placement documents. Financial projections are provided for illustrating the PharmD Live Corporation Business Plan. Actual performance may be different.

© 2020 PharmD Live. All rights reserved. Confidential & Proprietary.

Value Proposition…

Chronic Care Management (CCM)
(A new approach in the Value Based Healthcare Model)

- In 2015 Medicare created a new and separate CCM program with billing codes for the **40 million** Medicare beneficiaries with two or more chronic health conditions.

- Over the last 4 years, PDL has positioned itself to uniquely deliver this service utilizing Pharmacists with a focus on medication management and supported by a patented software technology.



© 2020 PharmD Live. All rights reserved. Confidential & Proprietary.

PHARMD|LIVE

What is Medicare's CCM Program?

- The Center for Medicare/Medicaid Services (CMS) believes that it is important for chronic care patients to have a monthly review of their overall treatment plan that is independent from any single disease state management preformed by their physician.
- This review is to be delivered as a **Telehealth** service.
- The program elements are defined by CMS and will be reimbursed at a fixed rate per month (based on level of complexity)



© 2020 PharmD Live. All rights reserved. Confidential & Proprietary.

PHARMD LIVE

Seniors experience significant medication challenges...

- Medications are involved in **80%** of treatment plans... but **50%** of medications are not taken as directed
- Nearly **50 million** Adverse Drug Events (ADEs) occur from prescription medications each year
- ADEs are the **4th** leading cause of death in the U.S.
- Patients on 7+ medications have an **82%** risk of experiencing an ADE
- Over **40%** of nursing home admissions are associated with medication non-adherence



The U.S. has over $300 billion in unnecessary medical costs each year due to medication non-adherence and ADEs!

© 2020 PharmD Live. All rights reserved. Confidential & Proprietary.

PHARMD LIVE

… and funding for a solution is available.

Cost of chronic conditions are 86% of the total health care expenses in the US.



Medicare has authorized $40Billion in CCM funding to combat the problem, yet less than 1.5% was spent in 2019.

Time, training, and technology limits physician practices in providing this additional STRUCTURED service.

© 2020 PharmD Live. All rights reserved. Confidential & Proprietary.

PHARMD LIVE

We offer a pharmacist-led solution to care management.



Medications are the cornerstone *of chronic disease management. As* ***medication experts****, PharmD Live pharmacists are* ***uniquely qualified*** *to* ***optimize chronic disease management*** *and* ***improve medication adherence****, while taking into account the* ***complexities of interactions between medications, disease states, genetics, nutrition****, and other variables such as the social determinants of health.*

- Dr. Cynthia Nwaubani, CEO & Founder of PharmD Live

© 2020 PharmD Live. All rights reserved. Confidential & Proprietary.

PHARMD LIVE

Our solutions enhance patient care...

IMPROVES

- Access to healthcare 24/7
- Self-management of health conditions
- Better health outcomes and quality of life
- Engagement with care providers

REDUCES

- Out-of-pocket costs
- Disease state exacerbations
- Medication errors and adverse drug events
- ER visits and hospitalizations

© 2020 PharmD Live. All rights reserved. Confidential & Proprietary.

PHARMD LIVE

… while benefiting the physician's practice.

IMPROVES

- Actionable patient information
- Patient engagement, satisfaction, and loyalty
- Patient health and quality of life
- Practice revenue stream
- Quality Payment Program reimbursement (MIPS)
- Access to pharmacists

REDUCES

- Physician and staff workload
- Preventable medication errors and adverse drug events
- Unnecessary hospitalizations
- Healthcare expenditures
- Quality Payment Program penalties

© 2020 PharmD Live. All rights reserved. Confidential & Proprietary.

Product Offering…

Required Elements of Medicare CCM

- Structured Recording of Health Information
- Comprehensive Care Plan
- Access to Care 24/7
- CCM Services
- Transitional Care Management

[Click here to watch a 7-minute product demonstration video.]


PATIENT CARE COORDINATION
PHYSICIAN
PHARMD LIVE
CLINICAL PHARMACIST
PATIENT

© 2020 PharmD Live. All rights reserved. Confidential & Proprietary.

PHARMD LIVE

Market…

Total Available Market
Total Chronic Care Patients
100M Patients with > 2 Chronic Conditions
$1,000/year = $100 Billion

Serviceable Available Market
Total Medicare Funded Patients
40M Patients
$40 Billion

Market Share
5 Year Projection
600K Patients
$ 550 Million

Target Customers

- Physician Practices
- Hospital Systems & Post Acute Care Facilities
- Accountable Care Organizations (ACOs), Integrated Delivery Networks (IDNs), & Medical Homes
- Insurance Companies & Pharmacy Benefit Managers (PBMs)

© 2020 PharmD Live. All rights reserved. Confidential & Proprietary.

Revenue Generation… (CMS Billing Codes)

<u>Basic CCM (40% of patients)</u>
CPT 99490 (basic) 20 Min
Avg billing = $43/month
plus
CPT G2058 Added 20 Min
Avg billing = $38/Month

<u>Complex CCM (60% of patients)</u>
CPT 99487 (complex) 60 Min
Avg billing = $94/month
plus
CPT 99489 Added 30 Minutes
Avg billing = $47/month


PDL Partners with Physician Practice
PDL helps Practice qualify patients for CCM
Patient agrees to enter CCM program
PDL performs monthly services
PDL bills physician practice
Physician bills Medicare monthly
Physician Practice Reimburses PDL
PHARMD LIVE

© 2020 PharmD Live. All rights reserved. Confidential & Proprietary.

PHARMD LIVE

($ amounts represent cash and hours invested)

PharmD Live Now .....Developed and Ready to Market

Concept & Initial Solution Development

2016
1 employee
($850K)

2017
3 employees
($450K)

PharmD Live LLC, Prototype Completed and Provisional Patent

PharmD Live Corp, Formal Patent, CCM App and Market Plan

2018
10 employees
($1,925K)

2019
34 employees
($3,075K)

CCM App, Market Traction, User Acceptance Testing, & First LOI's

Go Live!

2020

© 2020 PharmD Live. All rights reserved. Confidential & Proprietary.

PHARMD|LIVE

Market Traction…

Pipeline | Lead Generation | Demo Presentation | Follow-up Questions | Letter of Intent | Contract / Close | Implementation

Academic Medical Center
- Presentation scheduled for late January 2020 to learn more about their needs and share PDL capabilities

Primary Care Association
- 22 FQHCs
- ~200 PCPs
- 8-10K Medicare Patients
- $2.07M rev/yr

Internal Medicine Group
- 8 Physicians
- ~3,360 Medicare Patients
- $1.86M rev/yr

Internal Medicine Group
- 5 Physicians
- ~2,400 Medicare Patients
- $1.3M rev/yr

Internal Medicine Group
- 6 Physicians
- ~2,300 Medicare Patients
- $1.28M rev/yr

Emerging Medicare Advantage Plan
- MAP helps them attain 4star CMS rating goal
- $1.5M rev/yr

Family Practice Group
- 1 Physician
- ~250 Medicare Patients
- $138K rev/yr

Family Practice Group
- 10 Physicians
- ~3,300 Medicare Patients
- $1.8M rev/yr

Family Practice Group
- 4 Physicians
- ~2,600 Medicare Patients
- $1.4MK rev/yr

Family Practice Group
- 20 Physicians
- ~6,400 Medicare Patients
- $3.5M rev/yr

© 2020 PharmD Live. All rights reserved. Confidential & Proprietary.

PHARMD|LIVE

CCM Competitive Landscape…

1 ChartSpan Greenville,SC

- Founded 2012
- $37M in 5 raises, mostly PE
- RN Delivery
- Don't highlight technology

2 Orb Health Richardson,TX

- Founded 2014
- $4M in raises
- RN Delivery
- Technology limited



3 Wellbox, Inc. Jacksonville,FL

- Founded 2015
- Unknown funding
- RN Delivery
- Technology focus

4 Signallamp Health, Inc.

- Founded in 2015
- $1.7M in 3 raises
- RN, and aide Delivery
- No tech, use physician EHR

All competitors lack Medication Risk Management Technology and Data Analytics for risk stratification

© 2020 PharmD Live. All rights reserved. Confidential & Proprietary.

PHARMD LIVE

Leadership Team...



Cynthia Nwaubani
CEO & Founder

- Board Certified Geriatric Pharmacist
- Experience designing & implementing medication therapy management and chronic care solutions
- Multiple practice settings including ACOs, MCOs, payors, and hospitals
- Expert in value-based population health management



Trang Flores
CTO & Interim COO

- Completed four joint venture partnerships and successful exits
- Former CIO of Emerus and former CAO/CTO of Tandem Health Partners
- Epic Certified and nominated for Becker's CIO of the Year List



William "Skip" Townsend
Chief Financial Officer

- 25 years as a Business Unit CFO in Fortune 100 companies.
- 19 years as an entrepreneur working in startups, early stage, and growth phase privately held companies
- Successful exits and M&A experience



Matt Dichard
VP Sales

- Experienced leading new business teams across software, technology, and government industries, including leading sales teams
- Recognized as an industry expert for developing new streams of revenue and valuable partnerships



Anup Vora, MD
VP Population Health & Innovation

- Medical Director for Chesapeake Urology Associates
- Graduated from the University of Alabama School of Medicine, Residency at Georgetown University, Urology Fellowship at Cleveland Clinic Florida, MBA from University of Massachusetts, and certification in Clinical Research from the National Institutes of Health

© 2020 PharmD Live. All rights reserved. Confidential & Proprietary.

PHARMD LIVE

Financial Estimates…

Annual Income Statement

	Projected Fiscal Year				
	FY 01	FY 02	FY 03	FY 04	FY 05
Total Revenues	$2,336,340	$32,761,978	$148,466,525	$272,102,118	$456,304,686
Annual Growth Rate	*NA*	*1302.3%*	*353.2%*	*83.3%*	*67.7%*
EOY Patients Enrolled	*7593*	*85536*	*226640*	*407014*	*651055*
Total Cost of Sales	$2,092,547	$25,641,094	$108,011,673	$198,451,790	$332,900,747
Gross Margin	243,793	7,120,884	40,454,852	73,650,328	123,403,939
Gross Margin %	*10.4%*	*21.7%*	*27.2%*	*27.1%*	*27.0%*
Operating Expenses					
Sales & Marketing	122,381	2,248,959	6,235,349	9,678,416	14,708,036
General & Administrative	408,163	1,876,654	3,330,878	4,012,574	4,668,764
Information Technology	218,758	5,453,455	8,050,287	15,423,897	19,664,282
Total Operating Costs	749,302	9,579,069	17,616,514	29,114,887	39,041,082
% of Revenue	NA	29.2%	11.9%	10.7%	8.6%
EBITDA	**(505,509)**	**(2,458,185)**	**22,838,338**	**44,535,441**	**84,362,857**
EBITDA Margin	NA	*(7.5%)*	*15.4%*	*16.4%*	*18.5%*

Investment decisions should be made only after careful review of any Private Placement documents. Financial projections are provided for illustrating the PharmD Live Corporation Business Plan. Actual performance may be different.

© 2020 PharmD Live. All rights reserved. Confidential & Proprietary.

PHARMD|LIVE

Source & Use of Funds



<u>**"Angel Round"**</u>

- PDL is seeking $1.0 Million to begin revenue producing operations.
  - Operations Startup and Client Ramp for the 1st 12 months of developing market traction.
  - 7500 patients in month 12, with an annualized revenue run rate of approaching $7.0 Million.
  - Limited support staffing.

- PDL is offering 1 share of Preferred Stock for each $1.00 invested.

© 2020 PharmD Live. All rights reserved. Confidential & Proprietary.

PHARMD LIVE

Source & Use of Funds



<u>**"A Round"**</u>

- PDL will be seeking a follow-on $10.0 Million round to support aggressive market penetration .
  - Continued Operations and Client Ramp up (growing to 600,000 patients by end of 5th year).
  - Sales & Marketing, Software Technology and G&A staffing to support rapid growth model.

© 2020 PharmD Live. All rights reserved. Confidential & Proprietary.

Summary…



PharmD Live is ready to go to market

- After four years of effort by 34 individuals, PharmD Live is poised to sign service contracts and can be generating revenue within 4 months of investment funding.
- Medicare's CCM is a very structured program and the difference in services provided is going to be the skill set of the provider and the technology available to them.
- Pharmacists are the secret weapon to a comprehensive offering where medication risk management is the key element to effective results.

© 2020 PharmD Live. All rights reserved. Confidential & Proprietary.

PHARMD|LIVE